SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         COUNTRY STAR RESTAURANTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   222361 40 4
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                                 (CUSIP Number)

                       Roy B. Rubin, M.D., P.C., M.P.P.P.
                           c/o Rubin Investment Group
                             1801 Century Park East
                                   Suite 1225
                         Los Angeles, California 90067.
                                  310/272-1290
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    Copy to:
                            Robert L. Davidson, Esq.
                    Wolf Haldenstein Adler Freeman & Herz LLP
                               270 Madison Avenue
                            New York, New York 10016
                                  212/545-4600

                                January 12, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 222361 40 4                                                        13D
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(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Roy B. Rubin, M.D., P.C., M.P.P.P.
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(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS):
         (a)  [ ]
         (b)  [ ]
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(3)      SEC USE ONLY
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(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)
         PF
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(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         California
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NUMBER OF                           (7)     SOLE VOTING POWER
SHARES                                        62,825
BENEFICIALLY                                ------------------------------------
OWNED BY                            (8)     SHARED VOTING POWER
EACH REPORT-                                       0
ING PERSON                                  ------------------------------------
WITH                                (9)     SOLE DISPOSITIVE POWER
                                              62,825
                                            ------------------------------------
                                    (10)    SHARED DISPOSITIVE POWER
                                                   0
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62,825 shares
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.9%
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(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         EP
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

ITEM 1.  SECURITY AND ISSUER

         The Statement relates to the common stock, $.01 par value per share ("Common Stock"), of Country Star Restaurants, Inc. (the "Issuer"), which has its principal executive offices at 4929 Wilshire Boulevard, Suite 428, Los Angeles, California 90010.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Roy B. Rubin, M.D., P.C., M.P.P.P. (the "Trust"), a pension trust.

         (b) The business address of the Trust is c/o Rubin Investment Group, 1801 Century Park East, Suite 1225, Los Angeles, California 90067.

         (c) The address of the principal office of the Pension Trust is c/o Rubin Investment Group, 1801 Century Park East, Suite 1225, Los Angeles, California 90067.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERAT8ION

         The Reporting Person used personal funds to purchase 30,125 shares of the Common Stock and the Reporting Person converted part of the outstanding principal balance of the Convertible Note of the Issuer owned by it into 34,000 shares, 32,700 of which are held as of the date of this Report.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Stock received by the Reporting Person is intended by the Reporting Person to be held solely for investment purposes and for resale to the public through an effective registration statement under the Securities Act of 1933. Except for the transactions involving the Common Stock reported in Item 5(c) herein, and except for the expectation that the Reporting Person may from time to time purchase and/or sell shares of Common Stock (depending upon market conditions, availability or need of funds, and other factors personal to such Reporting Person), the Reporting Person does not have any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of additional securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of January 8, 1999, the Reporting Person may be deemed to beneficially own the following numbers of shares of Common Stock:


                                  Number of Shares
                  Name            Personally Owned         Percentage
                  ----            ----------------         ----------

         Roy B. Rubin, M.D.,
           P.C., M.P.P.P.             62,825                  45.9*

         (b) The Reporting Person has sole voting and sole dispositive discretion with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein.

         (c) On October 28, 1998 the Reporting Person converted, its Convertible Note into, in the aggregate 34,000 shares of Common Stock. During the past sixty days, the Reporting Person did not sell or acquire shares of Common Stock, except that he purchased 30,125 shares of Common Stock of the Issuer during the period December 16-28, 1998 for an average price of $3.15 per share on the open market.

         (d) and (e) not applicable.

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     Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 136,871 outstanding shares of Common Stock, as reported to the Reporting Person by an authorized representative of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In February 1998, the Issuer and the Trust entered into a Loan and Security Agreement and related documents, under which the Trust was issued a Convertible Note by the Issuer.



ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         None

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


                                   SIGNATURES

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1999


                                        ROY B. RUBIN, M.D., P.C., M.P.P.P.



                                        By:  /s/ ROY B. RUBIN
                                             -----------------------------
                                                 Roy B. Rubin

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